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                             April 5, 2023

       Aidan Viggiano
       Chief Financial Officer
       Twilio Inc.
       101 Spear Street, Fifth Floor
       San Francisco, California 94105

                                                        Re: Twilio Inc.
                                                            Form 8-K Filed
February 13, 2023
                                                            Response dated
March 8, 2023
                                                            File No. 001-37806

       Dear Aidan Viggiano:

              We have reviewed your March 8, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       February 2, 2023 letter.

       Form 8-K Filed February 13, 2023

       General

   1. In light of the organizational changes described in your Form 8-K filed February 13, 2023 that were effective
during the three months ended March 31, 2023, provide us with your updated ASC 280 segment
identification analysis. In your analysis, please tell us if there have been any changes
in your identified operating and reportable segments, and
                                                        specifically address
how you considered the following in determining your identified operating and
reportable segments:
                                                            the changes in your
management structure, including the identity and role of each of your segment
managers, how your company is organized, and when such changes were effective;
                                                            what the key
operating decisions are, who makes them, and how resources are
 Aidan Viggiano
Twilio Inc.
April 5, 2023
Page 2
          allocated and performance is assessed within your business;
            how the CODM and direct reports are compensated; and how often the CODM meets with his direct reports, the financial information he
          reviews in conjunction with those meetings, the financial information discussed, and who else attends such meetings.

2. As part of your updated segment identification analysis, describe the financial information reviewed by the CODM for the purpose of allocating resources and assessing
      performance, and provide us with a sample of the internal financial reporting package that the CODM receives and/or discusses with his direct reports. In this regard, we note from your prior response that your CODM previously received the monthly Executive Team
      Report, which included product-level margin percentage information and commentary
      explaining variances against the company   s forecast and prior periods.
Your response to
      prior comment 1 from our letter dated February 2, 2023 also stated that product-level gross margin information was used by the CODM to understand and explain trends and variances in the consolidated gross margins. If your CODM continues to receive lower level financial information following the reorganization, such as at the product level, describe this information in detail, how it is used, and tell us why operating segments were not identified at that level. Finally, describe the financial information reviewed by your
      Board of Directors and how frequently that information is reviewed.
3. Explain to us how your 2023 budget was prepared, who approved the budget at each step of the process, the level of detail discussed at each step, the level of detail received by the
      CODM, and the level at which the CODM makes changes to the budget. Additionally, tell us if your 2023 budget information is prepared in the same or a different format as your current internal reporting package, and if it includes product margin or other lower level information.
4. In light of your organizational changes, tell us if you have re-considered your prior goodwill reporting unit determination. If so, please provide us with your analysis. Refer to ASC 350-20.
       You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Lisa
Etheredge, Senior Staff Accountant, at (202) 551-3424 if you have questions.



                                                              Sincerely,
FirstName LastNameAidan Viggiano
                                                              Division of
Corporation Finance
Comapany NameTwilio Inc.
                                                              Office of
Technology
April 5, 2023 Page 2
cc:       Rezwan Pavri
FirstName LastName